Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333- 215505 on Form S-3 and No. 333-205188 on Form S-8 of our report dated March 15, 2018 (May 4, 2018 as to the effects of the restatement discussed in Note 21), relating to the consolidated financial statements of Gener8 Maritime, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes (1) an explanatory paragraph relating to the restatement discussed in Note 21 and (2) an explanatory paragraph regarding the existence of negative financial conditions that raise substantial doubt about the Company’s ability to continue as a going concern) and appearing in this Annual Report on Form 10-K Amendment No. 2 of Gener8 Maritime, Inc. for the year ended December 31, 2017.

/s/ Deloitte & Touche LLP

New York, New York
May  4, 2018